UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated February 25, 2016
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

SIBANYE LIMITED
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
Share Code: SGL
ISIN Code: ZAE000173951
Issuer Code: SGL
(“Sibanye” or “the Company”)
_________________________________________________________________________
SIBANYE AND THE WATERBERG COAL GROUP TERMINATE DISCUSSIONS
Shareholders are referred to the announcement of 17 September 2015, advising that a term sheet had been signed between Sibanye and the Waterberg Coal Company Limited,
Firestone Energy Limited, Sekoko Resources Proprietary Limited and Sekoko Coal
Proprietary Limited (collectively the “Waterberg Coal Group”).
The key conditions precedent of the term sheet were the completion of a detailed due diligence investigation and the entering into a set of definitive transaction agreements.
Sibanye wishes to advise shareholders that the parties have been unable to agree on revised terms post completion of the due diligence and accordingly all discussions have been terminated.
In addition to the Waterberg Project, and as stated previously, Sibanye is still in the process of evaluating other potential investment opportunities in the coal sector that would add commercial value to the Company's energy strategy. However, there are currently no negotiations that have reached an advanced level of importance or materiality that warrant an announcement or further disclosure details.
25 February 2016
Libanon
Corporate Advisor
Sponsor
Qinisele Resources
Proprietary Limited
J.P. Morgan Equities South
Africa Proprietary Limited
This press release is for information purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities of Sibanye. The securities referred to herein have not been and will not be registered under the United States
Securities Act of 1933 (the "Securities Act") or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be offered, sold, resold, transferred or delivered, directly or indirectly, in the United States except pursuant to registration under, or an exemption from the registration requirements of, the Securities Act.
There will be no public offering of securities in the United States or any other jurisdiction.
The securities have not been approved or disapproved by the US Securities and Exchange
Commission, and state securities commission in the United States or any other US regulatory authority. Any representation to the contrary is a criminal offence in the United
States.
FORWARD LOOKING STATEMENTS
Certain statements included in this announcement, as well as oral statements that may be made by Sibanye, or by officers, directors or employees acting on its behalf related to the subject matter hereof, constitute or are based on forward-looking statements. Forward-
looking statements are preceded by, followed by or include the words “may”, “will”, “should”,
“expect”, “envisage”, “intend”, “plan”, “project”, “estimate”, “anticipate”, “believe”, “hope”,
“can”, “is designed to” or similar phrases. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye, that could cause Sibanye’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, Sibanye’s ability to complete the transaction, Sibanye’s ability to successfully integrate the acquired assets with its existing operations, Sibanye’s ability to achieve anticipated efficiencies and other cost savings in connection with the transaction, Sibanye’s ability to increase gold and uranium production, the success of exploration and development activities and other risks. Sibanye undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect any change in Sibanye’s expectations with regard thereto.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: February 25, 2016
By:
/s/ Charl Keyter
Name:      Charl Keyter
Title:         Chief Financial Officer